Exhibit 1
U.S. GAAP
May 8, 2006
Condensed Statements of Consolidated Financial Results
For the Year Ended March 31, 2006

Company Name:	NISSIN CO., LTD.
(URL: http://www.nisgroup.jp/)

Stock Exchange Listings:	Tokyo Stock Exchange, First Section (Code: 8571)
New York Stock Exchange (Trading Symbol: NIS)

Location of Head Office:	Tokyo and Ehime

President:	Kunihiko Sakioka,
Representative Director & Executive Officer

Inquiries:	Hitoshi Higaki,
Senior Managing Director & Executive Officer
(Tel: +81-3-3348-2424)

Application of different accounting principles from those used in the previous fiscal year:	None

Application of GAAP:	U.S. GAAP

U.S. GAAP
Summary of Consolidated Financial Results for the Years Ended March 31, 2005 and 2006
1. Consolidated Operating Results

	Millions of Yen Except Percentages				Thousands of U.S. Dollars(4)
	Year Ended March 31,				Year Ended March 31,
		Rate of		Rate of
	2005	Change(5)	2006	Change(5)	2006

Gross revenue	¥38,539	(5.63)%	¥43,835	13.74%	$373,160
Income before income taxes	11,908	11.72	14,669	23.19	124,875
Net income	7,262	19.50	8,455	16.43	71,976

	Yen		U.S. Dollars(4)
	Year Ended March 31,		Year Ended March 31,
	2005	2006	2006

Net income per share:
Basic	¥2.98	¥3.27	$0.028
Diluted	2.70	3.08	0.026

Notes:	(1)	Net losses from equity-method affiliates was ¥92 million for the year ended March 31, 2005 and ¥61 million for the year ended March 31, 2006.

	(2)	The weighted average number of outstanding shares was 2,441,655,892 shares for the year ended March 31, 2005 and 2,584,934,984 shares for the year ended March 31, 2006.

	(3)	On May 20, 2005, NISSIN completed a 1.2-for-1 stock split, and on each of November 18, 2005 and April 1, 2006, NISSIN completed a 2-for-1 stock split. All share information disclosed above has been retroactively adjusted to reflect these stock splits.

	(4)	The prevailing exchange rate on March 31, 2006, which was ¥117.47 to $1.00, is used to translate Japanese yen amounts to U.S. dollars.

	(5)	The percentages indicated in the rows for gross revenue, income before income taxes and net income represent the rates of increase (decrease) from the respective figures from the previous year.
2. Consolidated Balance Sheet Highlights

			Thousands of U.S. Dollars
	Millions of Yen Except Per Share		Except Per Share
	Data and Percentages		Data and Percentages(3)
	March 31,		March 31,
	2005	2006	2006

Total assets	¥228,401	¥359,943	$3,064,127
Shareholders’ equity	66,971	80,504	685,315
Shareholders’ equity per share (Yen)	26.99	29.46	0.25
Shareholders’ equity ratio (%)	29.32%	22.37%	22.37%

Notes:	(1)	There were 2,481,510,134 outstanding shares as of March 31, 2005 and 2,732,839,214 outstanding shares as of March 31, 2006.

	(2)	On May 20, 2005, NISSIN completed a 1.2-for-1 stock split, and on each of November 18, 2005 and April 1, 2006, NISSIN completed a 2-for-1 stock split. All share information disclosed above has been retroactively adjusted to reflect these stock splits.

	(3)	The prevailing exchange rate on March 31, 2006, which was ¥117.47 to $1.00, is used to translate Japanese yen amounts to U.S. dollars.

U.S. GAAP
3. Consolidated Cash Flows

	Millions of Yen		Thousands of U.S. Dollars(Note)
	Year Ended March 31,		Year Ended March 31,
	2005	2006	2006

Net cash provided by operating activities	¥ 14,686	¥ 24,270	$ 206,606
Net cash used in investing activities	(12,546)	(135,976)	(1,157,538)
Net cash provided by financing activities	3,335	108,675	925,130
Cash and cash equivalents at end of year	25,709	22,860	194,603

Note:	The prevailing exchange rate on March 31, 2006, which was ¥117.47 to $1.00, is used to translate Japanese yen amounts to U.S. dollars.
4. Scope of Consolidation and Application of the Equity Method as of March 31, 2006

Consolidated subsidiaries:	27 companies
Non-consolidated subsidiaries accounted for under the equity method:	None
Affiliates accounted for under the equity method:	11 companies
5.	Change in the Scope of Consolidation and Application of the Equity Method for the Year Ended March 31, 2006

Newly consolidated subsidiaries:	14 companies
Formerly consolidated subsidiaries:	None
Affiliates newly accounted for under the equity method:	3 company
Affiliates formerly accounted for under the equity method:	2 companies

U.S. GAAP
CONSOLIDATED FINANCIAL STATEMENTS
1. CONSOLIDATED STATEMENTS OF INCOME
     (1) Results for the Three Months Ended March 31, 2005 and 2006 (Unaudited)

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	Three Months Ended			Three Months Ended
	March 31,			March 31,
	2005	2006	Change	2006

Interest income:
Loans	¥7,212	¥7,130	¥ (82)	$60,696
Other	815	1,805	990	15,366

Total interest income	8,027	8,935	908	76,062
Interest expense:
Borrowings	710	697	(13)	5,933
Other	73	159	86	1,354

Total interest expense	783	856	73	7,287

Net interest income	7,244	8,079	835	68,775
Provision for loan losses, net	2,432	2,703	271	23,010

Net interest income after provision for loan losses	4,812	5,376	564	45,765

Non-interest income:
Gain (losses) on sale and impairment of investment securities, net	339	(169)	(508)	(1,439)
Losses on change of interest in subsidiaries, net	(4)	—	4	—
Guarantee fees received, net	136	192	56	1,634
Equity losses in affiliates, net	(149)	(90)	59	(766)
Rents, dividends and other	692	1,816	1,124	15,459

Total non-interest income	1,014	1,749	735	14,888
Non-interest expense:
Salaries and employee benefits	1,640	1,986	346	16,906
Occupancy, furniture and equipment	739	724	(15)	6,163
Advertising	237	96	(141)	817
Other general and administrative expenses	1,293	1,328	35	11,305
Losses on sale and disposal of long-lived assets, net	64	4	(60)	34
Other	372	139	(233)	1,184
Minority interests	111	209	98	1,779

Total non-interest expense	4,456	4,486	30	38,188

Income before income taxes	1,370	2,639	1,269	22,465

Income taxes	415	1,278	863	10,879

Net income	¥955	¥1,361	¥ 406	$11,586

				U.S. Dollars
Per share data		Yen		(Note 1)
Net income	- basic	¥0.39	¥0.50	$0.004
	- diluted	0.34	0.49	0.004

Weighted average shares outstanding	Thousands of Shares
Basic	2,456,650	2,718,138
Diluted	2,716,085	2,778,101
See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP
     (2) Results for the Years Ended March 31, 2005 and 2006

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	Year Ended			Year Ended
	March 31,			March 31,
	2005	2006	Change	2006

	(Audited)	(Unaudited)		(Unaudited)
Interest income:
Loans	¥29,298	¥28,849	¥ (449)	$245,586
Other	3,257	5,052	1,795	43,007

Total interest income	32,555	33,901	1,346	288,593
Interest expense:
Borrowings	2,972	2,608	(364)	22,201
Other	187	497	310	4,231

Total interest expense	3,159	3,105	(54)	26,432

Net interest income	29,396	30,796	1,400	262,161
Provision for loan losses, net	8,576	9,463	887	80,557

Net interest income after provision for loan losses	20,820	21,333	513	181,604

Non-interest income:
Gain on sale of loans receivable	3,327	—	(3,327)	—
(Losses) gain on sale and impairment of investment securities, net	(513)	3,708	4,221	31,566
Gain (losses) on change of interest in subsidiaries, net	1,339	(43)	(1,382)	(366)
Guarantee fees received, net	317	508	191	4,325
Equity losses in affiliates, net	(92)	(61)	31	(519)
Rents, dividends and other	1,606	5,822	4,216	49,561

Total non-interest income	5,984	9,934	3,950	84,567
Non-interest expense:
Salaries and employee benefits	6,521	7,181	660	61,131
Occupancy, furniture and equipment	2,395	2,654	259	22,593
Advertising	332	629	297	5,355
Other general and administrative expenses	4,869	5,060	191	43,075
Losses on sale and disposal of long-lived assets, net	94	16	(78)	136
Other	493	456	(37)	3,881
Minority interests	192	602	410	5,125

Total non-interest expense	14,896	16,598	1,702	141,296

Income before income taxes	11,908	14,669	2,761	124,875

Income taxes	4,646	6,214	1,568	52,899

Net income	¥ 7,262	¥ 8,455	¥1,193	$ 71,976

				U.S. Dollars
Per share data		Yen		(Note 1)
Net income	- basic	¥2.98	¥3.27	$0.028
	- diluted	2.70	3.08	0.026
Cash dividends paid		0.53	1.02	0.009

Weighted average shares outstanding	Thousands of Shares
Basic	2,441,656	2,584,935
Diluted	2,703,868	2,758,832
See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP
2. CONSOLIDATED BALANCE SHEETS

				Thousands of
				U.S. Dollars
	Millions of Yen			(Note 1)
	March 31,			March 31,
	2005	2006	Change	2006

	(Audited)	(Unaudited)		(Unaudited)
ASSETS
Cash and cash equivalents	¥ 25,709	¥ 22,860	¥ (2,849)	$ 194,603
Restricted cash	846	3,417	2,571	29,088
Loans receivable, net	146,119	225,947	79,828	1,923,444
Purchased loans receivable, net	13,581	24,155	10,574	205,627
Interest receivable	831	1,021	190	8,692
Investment securities	28,443	42,071	13,628	358,143
Property and equipment:
Land	356	4,070	3,714	34,647
Buildings and structures	1,264	4,043	2,779	34,417
Equipment and software	5,756	6,587	831	56,074

	7,376	14,700	7,324	125,138
Accumulated depreciation and amortization	(2,091)	(3,531)	(1,440)	(30,060)

	5,285	11,169	5,884	95,078
Investment in affiliates	514	617	103	5,252
Deferred income taxes	333	721	388	6,138
Other assets	6,740	27,965	21,225	238,062

Total assets	¥228,401	¥359,943	¥131,542	$3,064,127

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	¥ 12,600	¥ 60,411	¥ 47,811	$ 514,267
Accrued income taxes	716	6,089	5,373	51,835
Accrued expenses	497	702	205	5,976
Long-term borrowings	136,844	198,924	62,080	1,693,403
Capital lease obligations	1,683	1,337	(346)	11,382
Accrued retirement benefits	330	647	317	5,508
Deferred income taxes	4,439	1,382	(3,057)	11,765
Other liabilities	3,175	7,514	4,339	63,964

Total liabilities	160,284	277,006	116,722	2,358,100

Minority interests	1,146	2,433	1,287	20,712
Commitments and contingencies (Note 10)
Shareholders’ equity:
Common stock	7,779	11,849	4,070	100,868
Additional paid-in capital	9,836	14,808	4,972	126,058
Retained earnings	44,313	50,197	5,884	427,318
Cumulative other comprehensive income	8,086	5,485	(2,601)	46,693
Less treasury stock, at cost	(3,043)	(1,835)	1,208	(15,622)

Total shareholders’ equity	66,971	80,504	13,533	685,315

Total liabilities and shareholders’ equity	¥228,401	¥359,943	¥131,542	$3,064,127

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP
3. CONSOLIDATED STATEMENTS OF CASH FLOWS

			Thousands of
			U.S. Dollars
	Millions of Yen		(Note 1)
	Year Ended March 31,		Year Ended March 31,
	2005	2006	2006

	(Audited)	(Unaudited)	(Unaudited)
Operating Activities
Net income	¥ 7,262	¥ 8,455	$ 71,976
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses, net	8,576	9,463	80,557
Depreciation and amortization	1,175	1,333	11,348
Amortization of debt issuance costs	239	184	1,566
Amortization of loan origination costs	540	431	3,669
Gain on sale of loans receivable	(3,327)	—	—
Losses (gain) on sale and impairment of investment securities, net	513	(3,708)	(31,566)
Losses on sale and disposal of long-lived assets, net	94	16	136
(Gain) losses on change of interest in subsidiaries, net	(1,339)	43	366
Equity losses in affiliates, net	92	61	519
Deferred income taxes	1,427	(1,460)	(12,429)
Minority interests	192	602	5,125
Changes in assets and liabilities:
Interest receivable	229	(166)	(1,413)
Accrued income taxes and expenses	(2,181)	5,521	46,999
Other liabilities	1,194	3,495	29,753

Net cash provided by operating activities	14,686	24,270	206,606

Investing Activities
Proceeds from sale of loans receivable	32,697	—	—
Loans receivable, net of principal collections	(17,615)	(82,347)	(701,005)
Purchases of distressed loans	(16,896)	(19,779)	(168,375)
Proceeds from principal collections of distressed loans	6,840	6,956	59,215
Proceeds from sale of distressed loans	—	711	6,053
Purchases of investment securities	(16,508)	(26,794)	(228,092)
Proceeds from sale of investment securities	5,125	12,707	108,172
Purchases of property and equipment	(1,754)	(6,368)	(54,210)
Proceeds from sale of property and equipment	16	3	26
Investment in affiliates	(160)	(46)	(392)
Net decreases in cash from acquisition of new subsidiaries	(764)	(554)	(4,716)
Other changes in other assets	(3,527)	(20,465)	(174,214)

Net cash used in investing activities	(12,546)	(135,976)	(1,157,538)

Financing Activities
Deposit of restricted cash	(411)	(2,571)	(21,886)
Proceeds from short-term borrowings	35,951	173,372	1,475,883
Repayments of short-term borrowings	(28,283)	(126,544)	(1,077,245)
Proceeds from long-term borrowings	83,685	141,918	1,208,121
Repayments of long-term borrowings	(88,555)	(76,425)	(650,592)
Payments of capital lease obligations	(823)	(614)	(5,227)
Proceeds from exercise of stock warrants	54	—	—
Stock issuance cost	(23)	(77)	(655)
Purchases of treasury stock	(1)	(2)	(18)
Proceeds from sales of treasury stock	909	2,209	18,805
Dividends paid	(1,300)	(2,670)	(22,729)
Proceeds from issuance of new shares by subsidiaries	2,132	79	673

Net cash provided by financing activities	3,335	108,675	925,130

Effect of exchange rate changes on cash and cash equivalents	(9)	182	1,549
Net increase (decrease) in cash and cash equivalents	5,466	(2,849)	(24,253)
Cash and cash equivalents at beginning of year	20,243	25,709	218,856

Cash and cash equivalents at end of year	¥ 25,709	¥ 22,860	$ 194,603

See accompanying summary of significant accounting policies and other notes to consolidated financial statements.

U.S. GAAP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. BUSINESS ORGANIZATION AND BASIS OF PRESENTATION
NISSIN CO., LTD. (“NISSIN”) was incorporated in 1960 in Ehime Prefecture in western Japan, and has expanded nationwide. NISSIN and its subsidiaries operate mainly in Japan. NISSIN currently maintains head offices in Tokyo and in the City of Matsuyama, Ehime Prefecture, Japan. Because of its concentration in lending and funding in Japan, NISSIN is exposed to negative changes in the Japanese economy and in the stability of its borrowing base in Japan.
NISSIN is a non-bank financial institution providing integrated financial services as its main business, specializing in providing loan products to owners of small to medium-sized enterprises, sole proprietors and consumers. NISSIN and its subsidiaries provide the following products by using a variety of channels:
Small business owner loans: Loans designed for small business owners. The small business owner loan is an unsecured loan that, in NISSIN’s case, requires one or more guarantees from third-party individuals with an income source separate from that of the customer. It can be used without any restrictions to repay existing loans or to obtain working capital. These loans are payable monthly in arrears at fixed interest rates.

Business Timely loans: Unsecured revolving loans designed for small business owners. Business Timely loans are marketed to more creditworthy owners of businesses and sole proprietors and do not require a guarantor. These loans are payable monthly in arrears at fixed interest rates.

Secured loans: Primarily loans secured by real property designed for property developers. The interest rates for these loans are determined on an individual basis. These loans turn to cash quickly as they typically mature in periods from one month to two years.

Wide loans: Debt-consolidation loans for consumers who already have a high level of outstanding debt with several consumer finance lenders. The borrower must supply one or more guarantors with a separate income source. These loans are payable monthly in arrears at fixed interest rates.

Consumer loans: Unsecured revolving loans to consumers at fixed interest rates, payable monthly in arrears.

Other: Collateralized lease financing, credit enhancements through guarantees, and other lending services.
On June 1, 2004, NISSIN sold most of its consumer loans receivable to Orient Credit Co., Ltd. for ¥32,697 million. The decision to make this sale was made pursuant to the basic strategy of concentrating on the markets for small business owners.
The consolidated financial statements include the accounts of NISSIN and its majority-owned subsidiaries (collectively, the “Company”). All significant intercompany accounts, transactions and profits and losses have been eliminated in the consolidated financial statements.
Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd., a wholly-owned subsidiary, which formerly operated as a business consultant, obtained a leasing license in China on September 14, 2005 and began operating its leasing business upon changing its business name to Matsuyama Nissin Leasing (Shanghai) Co., Ltd. In addition, Matsuyama Nissin Leasing (Shanghai) Co., Ltd. increased its capital to $20 million through additional investments of $2 million on December 20, 2005 and $8 million on January 26, 2006 by NISSIN, and changed its business name to Nissin Leasing (China) Co., Ltd. on March 13, 2006. The functional currency of Nissin Leasing (China) Co., Ltd. is Chinese Yuan Renminbi (CNY).
On December 2, 2005, NISSIN invested ¥1,446 million ($12,310 thousand) to acquire 69.3% of the outstanding shares of Aprek Co., Ltd. (“APREK”), a JASDAQ-listed company, through a cash tender offer. APREK provides business financing primarily to owners of small to medium-sized enterprises and sole proprietors in the Kyushu region. Since both NISSIN and APREK are targeting mainly owners of small to medium-sized enterprises, it is anticipated this acquisition will bring benefits of synergy to both companies, by providing real estate-related services, corporate revitalization-related services, and venture enterprises support services, to customers of APREK in the Kyushu region.

U.S. GAAP
The Company began consolidating the results of operations of APREK from December 2, 2005. The Company accounted for the acquisition as a purchase, using the accounting standards established in Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combination”, and SFAS No. 142 “Goodwill and Other Intangible Assets”. The excess amount between the consideration paid and the estimated fair value of the acquired tangible and intangible assets was insignificant.
During the year ended March 31, 2006, the Company evaluated its relationships with special purpose entities (“SPEs”) mainly engage in acquisition and development of real estate in which the Company may not have a majority or voting interest but which it may be required to consolidate because it is deemed to be the primary beneficiary of that entity in accordance with the Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46(R), “Consolidation of Variable Interest Entities.” As of March 31, 2006, the Company determined that it was the primary beneficiary of variable interests in seven SPEs, and therefore, these SPEs were consolidated by the Company.
Investments in 20% to 50% owned affiliates in which NISSIN has the ability to exercise significant influence over operating and financial policies are accounted for under the equity method.
The change in the Company’s proportionate interest in a subsidiary or an affiliate resulting from issuance of stock by the subsidiary or affiliate is considered a sale and recognized as earnings.
In addition, on September 16, 2004, Nissin Servicer Co., Ltd. (“SVC”), a consolidated subsidiary, listed its stock on the Mothers market of the Tokyo Stock Exchange and became Japan’s first loan servicing company to go public. Consequently, NISSIN’s interest in SVC has been diluted to 74.6% as of March 31, 2006. The Company recognized net gains of ¥1,339 million for the year ended March 31, 2005 and losses of ¥47 million ($400 thousand) for the year ended March 31, 2006 in respect of its investment in SVC, which was recorded as gains or losses on change of interest in subsidiaries, net, in the accompanying consolidated statements of income. The Company continues to recognize gains or losses from dilution of its interest in SVC.
NISSIN and its domestic subsidiaries maintain their books and records in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and its foreign subsidiaries in conformity with those of the country of their domicile. Certain adjustments and reclassifications have been made in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory Japanese GAAP books of account.
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, the Company does not include all of the information and footnotes required by U.S. GAAP for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the interim period presented have been included. The notes to the financial statements as of and for the year ended March 31, 2005 contained in NISSIN’s Annual Report on Form 20-F should be read in conjunction with these unaudited condensed consolidated financial statements.
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are made regarding the Company’s allowance for loan losses and collections for purchased loans. Actual results could differ from those estimates, resulting in material charges to income.
The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate on March 31, 2006, which was ¥117.47 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.
Certain reclassifications have been made to conform to the current fiscal year presentation. These reclassifications have no effects on previously reported net income and shareholders’ equity.

U.S. GAAP
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Interest Income from Loans Receivable and Loan Origination Costs

Interest income from loans except for purchased loans is recognized on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates are set by law at two general levels: an absolute maximum rate (legal limit) and a lower interest rate based on the principal amount of the loan (restricted rate). The Company may charge interest rates in excess of the restricted rate as long as it meets specified requirements. The Company’s contractual loan interest rates of certain loan products do not exceed the legal limit but may exceed the restricted rate. Borrowers have a right to refuse to pay interest in excess of the restricted rate, and the Company cannot legally require borrowers to pay the excess interest. However, once a borrower has paid interest in excess of the restricted rate, and provided the Company has complied with specified legal documentation and notification procedures, the Company has no legal or contractual obligation to refund or otherwise reimburse the excess interest payments.

The Company recognizes accrued interest income on loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected, provided there are no remaining legal obligations to refund this excess portion. Accrual of interest income is suspended when loan principal is charged off or is wholly or partially reserved. The accrued interest portion of a charged off loan balance is deducted from the current period interest income and the principal amount is charged off against the allowance for loan losses.

The Company maintains reserves for estimated losses from the above-mentioned excess interest payments at a level that, in management’s judgment, is adequate to provide for estimated probable refund claims of excess interest previously paid by borrowers. Provisions to the reserve are deducted from interest income. In evaluating the adequacy of the reserve, management considers various factors, including recent conditions on repayments of excess interest and historical loss experiences.

The Company capitalizes direct origination costs and defers fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averages approximately 49 months as of March 31, 2006.

(b) Loans Receivable and Allowance for Loan Losses

Loans receivable are reported at the principal amount less an allowance for loan losses. The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in the Company’s loan portfolios. Increases to the allowance are made by charges to the provision for loan losses. Recoveries of previously charged-off amounts are deducted from the provision for loan losses. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, such as unemployment rates, bankruptcy cases, and historical loss experience. Restructured loans include any loans for which interest, principal or term is restructured. Allowances for restructured loans are based on the collection history or legal classification of the borrowers.

The Company’s policy is generally to charge off loan balances and cease accrual of interest as follows:

Small business owner loans and Wide loans: Loan balances are charged off when the Company believes the likelihood of any future collection is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. In the case that loans are restructured, the Company charges off the amount of the recorded loan balance less the restructured loan balance. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

Business Timely loans and Consumer loans: Loan balances are charged off and interest accrual is terminated when a loan’s contractual payment becomes 67 days delinquent or upon the occurrence of other events such as the bankruptcy of the borrower.

U.S. GAAP

Secured loans: Loan balances are charged off when the Company believes the likelihood of any future collection is minimal. The Company considers the availability and value of collateral in determining the level of charge-off. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

(c) Purchased Loans Receivable and Revenue Recognition

Purchased loans represent loans purchased from third party originators and are reported at purchased cost less an allowance for estimated loan losses established on reduced credit quality subsequent to acquisition. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, subsequent to acquisition, the Company initially recognizes revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If the Company determines that it cannot recover its cost, an allowance for the expected uncollectible portion is established. The loan is written off once the Company deems the loan uncollectible.

However, for those purchased loans for which the Company can reasonably estimate the expected timing and amount of cash flows, the Company uses those expected future cash flows to record the loans receivable and amortize the implied interest into revenue using the level yield method. The Company will adjust future yield rate for expected changes in interest rates or collections. However, if the carrying amounts of those loans are greater than the discounted value of expected future cash flows from those loans due to delinquency in payment or use of legal means by the borrower, the difference is recorded as an allowance for the uncollectible portion. As of March 31, 2005 and 2006, ¥836 million and ¥927 million ($7,891 thousand) in carrying value of loans was accounted for under the level yield method, respectively.

(d) Investment Securities

The Company’s investment securities are classified as “available-for-sale” in accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, and consist of marketable and non-marketable securities.

Marketable equity securities are carried at fair value with unrealized gains and losses, net of taxes, reported as a cumulative other comprehensive income in the shareholders’ equity. In accordance with SFAS No. 115, an “other-than-temporary” decline in fair value below the amortized cost basis is recorded as a loss in the statement of income in the period the decline was determined to be “other-than-temporary”. The Company reviews investment securities that have declined in market value by approximately 10% or more from their cost bases each period to determine whether an impairment has occurred. For these securities, an “other-than-temporary” decline in market value is presumed to have occurred unless there is sufficient evidence indicating that the decline is temporary. Such evidence is considered only when there has been a subsequent recovery in market value and the evidence includes a recent improvement in financial condition, a positive prevailing business and industry outlook, and other factors that are deemed to be relevant indicators.

Non-marketable equity securities, which consist of investments in which the Company has a less than 20% interest and for which the Company does not have the ability to exercise significant influence, are accounted for on a cost basis, and adjusted only for “other-than-temporary” declines in fair value resulting from company-specific events, industry developments, general economic conditions, or other reasons.

Non-marketable debt securities are accounted for on an amortized cost basis, and adjusted only for “other-than-temporary” declines in fair value resulting from company-specific events, industry developments, general economic conditions, or other reasons.

Costs of securities sold are determined using the weighted average cost method.

U.S. GAAP

(e) Guarantees

The Company accounts for guarantees in accordance with FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Company provides guarantees to several affiliated and non-affiliated companies for a fee, which is recognized on an accrual basis. The Company recognized reserves for guarantee losses of ¥371 million and ¥629 million ($5,355 thousand) at March 31, 2005 and 2006, respectively, which are included in “Other liabilities” on the accompanying consolidated balance sheets.

Moreover, in the event of a borrower’s delinquency, the Company is required to pay out on its guarantees for the outstanding balance of the specified borrowings. Upon payment of any guarantees, the Company will record corresponding receivables from the borrower, which is offset by an allowance for deemed uncollectible amounts. The Company protects against risk for guarantees through its underwriting and monthly evaluation process. The Company is able to agree to take or decline the guarantee at the time of the loan underwriting process.

Additionally, in the normal course of its business, the Company may guarantee or indemnify directors and service providers against litigation or claims. These claims are expected to be fully covered by company insurance policies.

(f) Treasury Stock

Treasury stock is recorded at the Company’s cost basis. Pursuant to its Articles of Incorporation, the Company may purchase treasury stock with the board of directors’ approval and can retire treasury stock by reducing retained earnings or additional paid-in capital.

(g) Earnings Per Share (“EPS”)

Basic EPS is computed based on the weighted average number of shares of common stock outstanding during each period. Diluted EPS further includes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

NISSIN completed stock splits as follows:

Stock Split Ratio	Effective Date
2-for-1	May 20, 2004
2-for-1	November 19, 2004
1.2-for-1	May 20, 2005
2-for-1	November 18, 2005
2-for-1	April 1, 2006

All share information disclosed has been retroactively adjusted to reflect such stock splits.
3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In December 2004, the FASB issued SFAS No. 123-R (revised 2004) “Share-Based Payment,” a revision of SFAS No. 123 “Accounting for Stock-Based Compensation.” SFAS No. 123-R requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. In April 2005, the Securities and Exchange Commission (“SEC”) delayed the effective date of SFAS No. 123-R to the beginning of annual reporting period that begins after June 15, 2005. The Company is currently determining the effect of the adoption of SFAS No.123-R on the Company’s consolidated financial statements.

U.S. GAAP
4. LOANS RECEIVABLE
The following is a summary of loans outstanding as of March 31, 2005 and 2006:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31,
	2005	2006	Change	March 31, 2006

Small business owner loans	¥58,961	¥65,447	¥6,486	$557,138
Business Timely loans	20,862	25,282	4,420	215,221
Secured loans	18,812	91,610	72,798	779,859
Wide loans	47,604	41,163	(6,441)	350,413
Consumer loans	2,827	2,995	168	25,496
Other loans	6,296	10,681	4,385	90,924

Total loans outstanding	155,362	237,178	81,816	2,019,051
Allowance for loan losses	(10,034)	(11,003)	(969)	(93,666)
Deferred origination costs	791	(228)	(1,019)	(1,941)

Loans receivable, net	¥146,119	¥225,947	¥79,828	$1,923,444

5. ALLOWANCE FOR LOAN LOSSES
The following is a summary of changes in the allowance for loan losses for the years ended March 31, 2005 and 2006:

				Thousands of
	Millions of Yen			U.S. Dollars
	Year Ended March 31,			Year Ended
	2005	2006	Change	March 31, 2006

Balance at beginning of year	¥13,528	¥10,034	¥(3,494)	$85,418
Provision for loans receivable on sold loans	(3,327)	—	3,327	—
Provision for loan losses	7,759	8,277	518	70,461
Charge-offs, net of recoveries, and other	(7,926)	(7,308)	618	(62,213)

Balance at end of year	¥10,034	¥11,003	¥969	$93,666

6. INTEREST INCOME
The following is a summary of interest income for the years ended March 31, 2005 and 2006:

				Thousands of
	Millions of Yen			U.S. Dollars
	Year Ended March 31,			Year Ended
	2005	2006	Change	March 31, 2006

Small business owner loans	¥11,189	¥11,233	¥44	$95,624
Business Timely loans	4,924	5,718	794	48,676
Secured loans	960	2,886	1,926	24,568
Wide loans	10,450	8,581	(1,869)	73,048
Consumer loans	2,003	744	(1,259)	6,334
Other loans	502	1,095	593	9,322

Total interest revenue from loans receivable	30,028	30,257	229	257,572
Less amortization of loans origination costs	(540)	(431)	109	(3,669)
Less excess interest repayment costs	(190)	(977)	(787)	(8,317)

Interest income from loans receivable	29,298	28,849	(449)	245,586
Interest income from purchased loans and other	3,257	5,052	1,795	43,007

Total interest income	¥32,555	¥33,901	¥1,346	$288,593

U.S. GAAP
7. PURCHASED LOANS RECEIVABLE
SVC mainly purchases distressed loans from financial institutions and services these loans for its own portfolio. The total contracted amounts outstanding for these distressed loans were ¥1,097,289 million and ¥1,643,039 million ($13,986,882 thousand) as of March 31, 2005 and 2006, respectively.
The following is a summary of the recorded value of purchased loans receivable as of March 31, 2005 and 2006:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31,			March 31,
	2005	2006	Change	2006

Purchased loans outstanding	¥14,863	¥25,947	¥11,084	$220,882
Allowance for loan losses	(1,282)	(1,792)	(510)	(15,255)

Purchased loans receivable, net	¥13,581	¥24,155	¥10,574	$205,627

The following is summary information with respect to purchased loans receivable for the years ended March 31, 2005 and 2006:

				Thousands of
	Millions of Yen			U.S. Dollars
	Year Ended March 31,			Year Ended
	2005	2006	Change	March 31, 2006

Purchased loans receivable:
Balance at beginning of year	¥5,059	¥14,863	¥9,804	$126,527
Purchases	16,896	19,779	2,883	168,375
Principal collections(A)	(6,840)	(7,308)	(468)	(62,212)
Sales(B)	—	(711)	(711)	(6,053)
Charge-offs	(252)	(676)	(424)	(5,755)

Balance at end of year	14,863	25,947	11,084	220,882
Allowance for loan losses:
Balance at beginning of year	717	1,282	565	10,914
Provision for loan losses	817	1,186	369	10,096
Charge-offs	(252)	(676)	(424)	(5,755)

Balance at end of year	1,282	1,792	510	15,255

Purchased loans receivable, net	¥13,581	¥24,155	¥10,574	$205,627

(A)	Including non-cash payments such as foreclosed property of ¥352 million ($2,997 thousand) for the year ended March 31, 2006.

(B)	Sold to an equity-method affiliate. The Company did not incur any gains or losses from this transaction.
During the years ended March 31, 2005 and 2006, interest income from purchased loans receivable was ¥3,255 million and ¥4,960 million ($42,224 thousand), respectively.
In the event of borrower’s delinquency, the Company may foreclose on borrower’s loan collateral. Collateral obtained by the Company is held for sale and included in “Other assets” on the accompanying consolidated balance sheets.
8. OTHER ASSETS
Other assets as of March 31, 2005 and 2006 were comprised of the following:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31,			March 31,
	2005	2006	Change	2006

Real estate for sale	¥1,136	¥20,792	¥19,656	$176,998
Other	5,604	7,173	1,569	61,064

Total other assets	¥6,740	¥27,965	¥21,225	$238,062

U.S. GAAP
9. SHORT-TERM AND LONG-TERM BORROWINGS
Short-term borrowings as of March 31, 2005 and 2006 were comprised of the following:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31,			March 31,
	2005	2006	Change	2006

Bank loans	¥9,017	¥30,283	¥21,266	$257,793
Commercial paper	3,500	30,000	26,500	255,384
Discounted notes	83	128	45	1,090

Total short-term borrowings	¥12,600	¥60,411	¥47,811	$514,267

Interest rates on bank loans as of March 31, 2005 and 2006 are fixed under contracts ranging from 0.964% to 2.200% and from 0.993% to 5.022%, with the weighted average interest rates of these bank loans being 1.567% and 1.785%, respectively. Interest rates on commercial paper as of March 31, 2005 and 2006 ranged from 0.295% to 0.450% and from 0.300% to 1.000%, respectively. The weighted average interest rates of the commercial paper as of March 31, 2005 and 2006 are 0.384% and 0.682%, respectively. Interest rates on all discounted notes as of March 31, 2005 and 2006 are 2.375%. All short-term borrowings have terms ranging from approximately 1 month to 12 months and are usually renewed at maturity subject to renegotiation of interest rates and other factors.
Long-term borrowings as of March 31, 2005 and 2006 were comprised of the following:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31,			March 31,
	2005	2006	Change	2006

2.35% unsecured bonds, due November 1, 2005	¥5,000	¥-	¥(5,000)	$—
1.90% unsecured bonds, due July 31, 2006	500	500	—	4,256
0.45% unsecured bonds, due September 27, 2006	500	500	—	4,256
0.64% unsecured bonds, due March 26, 2007	500	500	—	4,256
0.67% unsecured bonds, due September 27, 2007	500	500	—	4,256
1.18% unsecured bonds, due February 25, 2008	7,500	7,500	—	63,846
0.75% unsecured bonds, due September 19, 2008	210	150	(60)	1,277
1.17% unsecured bonds, due June 20, 2008	—	7,500	7,500	63,846
1.08% unsecured bonds, due September 16, 2008	—	10,000	10,000	85,128
0.90% unsecured bonds, due March 27, 2009	—	1,000	1,000	8,513
1.70% unsecured convertible bonds, due September 29, 2006(A)	8,942	822	(8,120)	6,999

Total bonds	23,652	28,972	5,320	246,633

Loans from banks and other financial institutions(B)	113,192	169,952	56,760	1,446,770

Total long-term borrowings	¥136,844	¥198,924	¥62,080	$1,693,403

(A)	On September 13, 2001, NISSIN issued ¥10 billion of 1.7% unsecured convertible bonds issued at par and redeemable on September 29, 2006. The conversion price is ¥40.90 ($0.35) per share of common stock. Prior to March 31, 2006, convertible bonds totaling ¥9,178 million ($78,131 thousand) were converted to 224,403 thousand shares of common stock.

(B)	NISSIN entrusted certain loans outstanding to a trust bank. In order to raise funds, NISSIN sold its senior beneficiary interest in these loans outstanding in trust to a third party. These transactions constitute a legal sale under Japanese law. Since NISSIN reserves an option to repurchase the senior beneficiary interest, NISSIN does not recognize the extinguishment of the aforementioned interest in the financial statements herein, and the funds are recognized as long-term liability related interest. As of March 31, 2005 and 2006, entrusted loans outstanding included in loans receivable were ¥9,216 million and ¥30,907 million ($263,105 thousand), respectively, and the related long-term liability recorded in loans from banks and other financial institutions were ¥6,673 million and ¥21,670 million ($184,473 thousand), respectively.
As of March 31, 2005 and 2006, the weighted average rates of loans from banks and other financial institutions are 1.949% and 1.449%, respectively.
In addition, the total amount of prescribed limits of syndicated loans, overdraft facilities, and loan commitment limits from banks was ¥21,737 million ($185,043 thousand) and the outstanding borrowings within the limits were ¥5,927 million ($50,455 thousand) as of March 31, 2006.

U.S. GAAP
10. COMMITMENTS AND CONTINGENCIES
Under the terms and conditions of the Company’s credit line agreements, the Company may, but is not committed to, lend funds to Business Timely loan, consumer loan and other loan customers. The Company reviews credit lines and related funding needs based on account usage and customer creditworthiness.
The Company’s unfunded credit lines as of March 31, 2005 and 2006 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31,			March 31,
	2005	2006	Change	2006

Unfunded credit lines with loans outstanding	¥6,185	¥9,642	¥3,457	$82,080
Unfunded credit lines without loans outstanding	40,805	48,037	7,232	408,930

Total unfunded credit lines	¥46,990	¥57,679	¥10,689	$491,010

The Company is involved in legal proceedings and claims in the ordinary course of its business. In the opinion of management, none of these proceedings and claims is expected to materially impact the Company’s financial condition or results of operations.
As discussed in the summary of significant accounting policies, the Company may charge interest rates in excess of the restricted rate. In most cases, where the contractual interest rate exceeds the restricted rate, borrowers have a right to refuse to pay the excess interest. Accordingly, the Company does not accrue unpaid excess interest. Once a borrower has paid the excess interest, the borrower does not have legal rights to obtain a refund of the amounts paid, provided the appropriate documentation and notification requirements have been met. Borrowers, however, still do occasionally dispute payments of excess interest. The Company has negotiated refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation. In the past year, the Supreme Court passed decisions concerning excess interest, and the necessary requirements for the voluntariness of excess interest were interpreted more exactingly than before, resulting in an increase in demands for excess interest refunds by borrowers. During the years ended March 31, 2005 and 2006, ¥190 million and ¥387 million ($3,294 thousand) in interest income was refunded to borrowers, respectively.
Consequently, for the year ended March 31, 2006, the Company recognizes reserves for estimated losses on excess interest payments to provide for estimated probable refund claims of excess interest previously paid by borrowers. As of March 31, 2006, ¥590 million ($5,023 thousand) was reserved and included in “Other liabilities” on the accompanying consolidated balance sheets.
Pursuant to an agreement with Sanyo Club Co., Ltd., in exchange for guaranteeing 40% of the outstanding balance of specified borrowings and corresponding interest receivable, NISSIN receives 40% of the interest income from the total borrowings and pays 40% of the related administration and other expenses incurred by Sanyo Club Co., Ltd. NISSIN is required to pay out on its guarantees for 40% of the outstanding loan balance of specified borrowings for which contractual payments are overdue by 120 days or more as of the end of each month, and distressed loans due to legal processes. Under a loan agreement, borrowers are neither required to have a guarantor nor to provide collateral.
NISSIN guarantees borrowings and corresponding interest receivable from customers of Shinsei Business Finance Co., Ltd. (“SBF”), an affiliate 25% owned by NISSIN prior to April 14, 2006, and receives guarantee fees. NISSIN receives guarantee fees from the following loan products that SBF sells:

3S loans: NISSIN guarantees 100% of borrowings and corresponding interest receivable from customers for 3S loans and receives a guarantee fee at the borrowing contract rate less 4%. NISSIN is required to pay out on its guarantees on loans for which contractual payments are overdue by 14 days or more. 3S loans are unsecured loans that require one or more guarantees from third party individuals with an income source separate from the customer, and are designed for small or medium-sized corporations.

Business loans: NISSIN guarantees 10% of borrowings and corresponding receivable from customers for Business loans and receives 10% of the interest received from the total borrowings. NISSIN is required to pay out on its guarantees on loans for which contractual payments are overdue by 90 days or more. Business loans are unsecured loans designed for small or medium-sized corporations.

U.S. GAAP
NISSIN guarantees borrowings by customers of Chuo Mitsui Finance Service Co., Ltd. (“CMFS”), an affiliate 30% owned by NISSIN, and receives guarantee fees. NISSIN receives guarantee fees from the following loan products that CMFS sells:

Business Card loans: NISSIN guarantees 10% of borrowings and corresponding interest receivable from customers for Business Card loans and receives 10% of the interest received from the total borrowings. NISSIN is required to pay out on its guarantees on loans for which contractual payments are overdue by 90 days or more. Business Card loans are unsecured loans designed for small or medium-sized corporations.

Real Estate Finance: NISSIN guarantees 10% of borrowings and corresponding interest receivable from customers for Real Estate Finance and receives 10% of the interest received from the total borrowings. NISSIN is required to pay out on its guarantees on loans for which contractual payments are overdue by 30 days or more.
In addition, NIS Lease Co., Ltd., a consolidated subsidiary, guarantees accounts receivable of certain borrowers for a fee determined based on borrower’s creditworthiness and contract duration. As of March 31, 2005 and 2006, the fee rates ranged from 0.500% to 5.000% and 0.375% to 21.600%, with weighted average fee rates of 1.95% and 2.25%, respectively.
The Company maintains reserves for all estimated guarantee losses and includes the amounts in “Other liabilities” on the accompanying consolidated balance sheets.
Upon payment of any guarantees, the Company records corresponding receivables from the borrower, which are offset by allowances for deemed uncollectible amounts. As of March 31, 2005 and 2006, receivables from payment of guarantees were ¥235 million and ¥663 million ($5,644 thousand), respectively. Those were offset by allowances of ¥208 million and ¥588 million ($5,006 thousand), respectively, and the resulting amounts are recorded in “Other assets” on the accompanying consolidated balance sheets.
Also, NISSIN was liable as a guarantor for bank loans borrowed by SBF and CMFS, and received guarantee fees equivalent to an annual interest rate of 1.5% and 1.0%, respectively. However, during the year ended March 31, 2006, NISSIN was released from its obligation as a guarantor for bank loans borrowed by SBF.
As of March 31, 2005 and 2006, the Company’s guaranteed borrowings, guaranteed accounts receivable, guarantees for borrowing of other companies and reserve for guarantee losses are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	March 31,			March 31,
	2005	2006	Change	2006

Guaranteed borrowings	¥7,343	¥11,886	¥4,543	$101,183
Guaranteed accounts receivable	358	964	606	8,206

Guarantees for borrowings of other companies:
Shinsei Business Finance Co., Ltd.	3,645	—	(3,645)	—
Chuo Mitsui Finance Service Co., Ltd.	150	1,920	1,770	16,345
Reserve for guarantee losses	371	629	258	5,355

U.S. GAAP
During the years ended March 31, 2005 and 2006 the Company paid the related administrative and other expenses, as discussed above, and received guarantee fees as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Year Ended March 31,			Year Ended
	2005	2006	Change	March 31, 2006

Guarantee fees received from:
Guaranteed borrowings and accounts receivable	¥845	¥1,386	¥541	$11,799
Guarantees for borrowings of other companies	34	20	(14)	170

Total guarantee fees received	879	1,406	527	11,969
Administrative expenses and other expenses paid	(562)	(898)	(336)	(7,644)

Guarantee fees received, net	¥317	¥508	¥191	$4,325

During the years ended March 31, 2005 and 2006, as a result of contractual commitments, the Company paid ¥270 million and ¥607 million ($5,167 thousand), respectively, as a guarantor for the borrowings.
11. CUMULATIVE OTHER COMPREHENSIVE INCOME
Comprehensive income for the years ended March 31, 2005 and 2006 were ¥11,977 million and ¥5,854 million ($49,834 thousand), respectively. The components of other comprehensive income are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Year Ended March 31,			Year Ended
	2005	2006	Change	March 31, 2006

Change in net unrealized gains on marketable investment securities	¥4,725	¥(2,765)	¥(7,490)	$(23,538)
Change in unrealized losses on cash flow hedging instruments	(1)	4	5	34
Change in foreign currency adjustments	(9)	160	169	1,362

Total other comprehensive income (losses)	¥4,715	¥(2,601)	¥(7,316)	$(22,142)

12. SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash investing and financing activities during the years ended March 31, 2005 and 2006 are as follows:

				Thousands of
	Millions of Yen			U.S. Dollars
	Year Ended March 31,			Year Ended
	2005	2006	Change	March 31, 2006

Property and equipment obtained under capital leases	¥792	¥278	¥(514)	$2,367
Conversion of convertible bonds	1,058	8,120	7,062	69,124

U.S. GAAP
13. SEGMENT INFORMATION
For financial reporting purposes, the Company operates under the integrated financial services segment, the loan servicing segment and other segments. The integrated financial services segment comprises of loan business, which includes small business owner, Business Timely, secured, Wide, consumer, and other loans, as well as credit guarantee, leasing and securities business. In the loan servicing segment, SVC mainly acquires and services non-performing debts from banks and financial institutions in Japan. The loan servicing segment is operated as a separate segment for financial reporting purposes. Other segments are insignificant and are included in the integrated financial services segment for financial reporting purposes. The Company currently conducts its operating activities mainly in Japan. The Company also conducts activities in China, but these are currently insignificant. Selected information for the Company’s business segments is as follows:

	Millions of Yen
	Integrated
	Financial Services	Loan Servicing	Total

Year ended March 31, 2005:
Total interest income	¥29,299	¥3,256	¥32,555
Total interest expense	3,006	153	3,159
Provision for loan losses, net	7,759	817	8,576
Net income	6,244	1,018	7,262

Year ended March 31, 2006:
Total interest income	¥28,938	¥4,963	¥33,901
Total interest expense	2,697	408	3,105
Provision for loan losses, net	8,277	1,186	9,463
Net income	6,117	2,338	8,455

	Thousands of U.S. Dollars
	Integrated
	Financial Services	Loan Servicing	Total

Year ended March 31, 2006:
Total interest income	$246,344	$42,249	$288,593
Total interest expense	22,959	3,473	26,432
Provision for loan losses, net	70,461	10,096	80,557
Net income	52,073	19,903	71,976

14. SUBSEQUENT EVENTS
1.	Stock split
On December 20, 2005, the Board of Directors approved a stock split effective on April 1, 2006. NISSIN’s common shares owned by shareholders recorded in the fiscal register of shareholders and the register of beneficiary shareholders as of March 31, 2006, shall be split two for each one share. The effect of this stock split has been reflected in these financial statements.
2.	Changes in Representative Directors
On April 24, 2006, the Board of Directors decided upon changes in Representative Directors as described below. With regard to the change in President and Representative Director, the Company intends to appoint the new directors at a General Meeting of Shareholders scheduled to be held on June 24, 2006. The appointment will then be formally resolved at a meeting of the Board of Directors to be held on the same day.
Mr. Shinsuke Amiya has been appointed as Special Advisor to the Company on May 1, 2006, and scheduled to be appointed as President, Representative Director and Co-CEO on June 24, 2006. In addition, Mr. Kunihiko Sakioka, currently President, Representative Director and Executive Officer, is scheduled to be appointed as Chairman, Representative Director and Co-CEO.